Exhibit 99.1

CONFIDENTIAL

Keane-Caritor Employee Questions

1.              What did Keane announce?

Keane announced that it has entered into a definitive agreement to be acquired by Caritor for an all-cash purchase price of approximately $854 million.  The purchase price represents a 19 percent premium over Keane’s closing share price on February 6, 2007.  Keane’s Board of Directors has approved this transaction.

2.              What are the terms and conditions of the merger agreement?

Under the terms of the merger agreement, holders of Keane, Inc.’s common stock will receive $14.30 per share in cash.  There is no financing condition to consummate the transaction.  We expect the transaction to be completed in the Second Quarter of calendar year 2007.  This transaction is subject to customary closing conditions including shareholder approval and review by competition authorities.

3.              Who is Caritor?

Founded in 1993, Caritor is a global organization headquartered in San Ramon, California.  The company delivers global IT services based on the principle of providing clients with the proper mix of local country leadership and cost-effective, offshore resources.   It has a successful track record of delivering Product Engineering, Application Development and Management, Enterprise Business Applications, Testing and Network & Infrastructure solutions to multinational corporations in the industry segments of Manufacturing, Healthcare, BFSI, Retail & Distribution, Public Sector, Media & Communication, and Transportation.  Caritor has over 3,500 professionals worldwide in the United States, Canada, India, UK, France, Switzerland, UAE, Singapore, Australia, and New Zealand.

4.              What role will Caritor’s management have going forward?

Mani Subramanian, current founder, Chairman and CEO of Caritor, will assume the role of Chairman and CEO of the combined private company.

5.              Will the company retain the Keane name and brand?

Keane is a Company that has a rich history and a strong reputation for delivery, and as such the Company will continue to operate under the Keane brand.

6.              What are the benefits of becoming a private company?

We believe becoming a private company will better position us to invest with a long-term perspective.  Additionally, it will help reposition the Keane brand name and Keane’s cost/execution model with the comfort of an established brand and established onsite customer interface.

7.              How is the transaction being financed?

The transaction will be financed through a combination of equity to be contributed to Caritor by Citigroup Venture Capital International (CVCI) and debt financing that has been committed by Citigroup Global Markets Inc., UBS Securities LLC, and Bank of America Securities LLC.

8.              What are the next steps?

In the coming weeks, Keane will file a preliminary Proxy Statement with the SEC.  This statement will contain information about the transaction and will be available to the public.

After the SEC has had an opportunity to review the preliminary Proxy Statement, a “definitive proxy statement” will be filed with the SEC and mailed to Keane stockholders.  Stockholders will have the opportunity to vote on the transaction at a special meeting, as described in more detail in the proxy statement.

The transaction will close once the transaction is approved by stockholders, and all other closing conditions are met.  We anticipate that this will take place during the Second Quarter of calendar year 2007.

9.              Who made the decision for Keane to be acquired?

After careful consideration of the full range of strategic alternatives, Keane’s Board of Directors concluded that this transaction is in the best interest of Keane’s shareholders.

10.       What is the intention of Caritor to acquire Keane, and why do they find Keane an attractive investment?

Caritor believes Keane is an attractive investment opportunity because of our rich history, reputation for delivering value to clients via our global delivery capability, outstanding customer base, and deep bench of industry talent.  Caritor/CVCI’s interest is to invest in and grow the Company.

We and Caritor believe that there is significant value in creating an organization that truly brings to customers the benefits of a local relationship and consulting services with the quality and cost benefits of a global delivery model.  The large US and European integrators are growing their offshore headcount, but we believe they are not fully delivering the benefits of offshore to their customers.  The large offshore suppliers are building their local presence through acquisition, but these organizations are loosely integrated with the core business.  The combination of Caritor and Keane will create an organization that is distinct in its ability to provide value to customers and compete in the marketplace.

11.       Why did Keane decide to sell the Company instead of continuing to grow through our stated strategy?

The Keane Board of Directors believes that this transaction is in the best interest of Keane’s stockholders.  We believe this transaction will enhance Keane’s ability to capitalize on business opportunities while providing value to our stockholders, clients, and employees today.

12.       What role will Caritor play in the operation of our business?

After the transaction closes, the Company will no longer be publicly traded, and will be owned by Caritor/CVCI.  CVCI will play a role in overseeing our company similar to the current role of our Board of Directors.  The combined company’s senior management will be accountable to the investors for continuing to grow the value of the Company.  The investors are highly sophisticated and their goal is the long-term growth and profitability of our Company.

Keane and Caritor will be integrated into a combined organization under the leadership of Mani Subramanian, the founder and CEO of Caritor.  The leadership and operational structure for the merged company will be defined over the coming months.  Keane and

Caritor bring complimentary strengths to the relationship, so it is expected that the extended leadership team will include representation from both companies.

13.       Why did Keane decide to go private?  What are the benefits of going private?

We believe going private provides value for Keane’s stockholders, who receive a cash premium in return for the stock that they hold.  We also believe Keane will be better positioned to invest with a long-term perspective as a private company.

14.       What does it mean to go private?

When a company goes private, its stock is no longer traded on the open market.  It is owned by private investors, sometimes private equity firms, rather than public stockholders.

15.       How is being a private company different than being a public company?

Private companies do not have stock that is publicly traded on the open market.

16.       Who is Citigroup Venture Capital International?

Established in 2001, Citigroup Venture Capital International (CVCI) is a leading private equity investor in growth markets.  CVCI takes a global view of investing in growth markets, applying a comparative approach and selecting what it believes to be the most attractive situations across countries and regions.

With 42 investment professionals across the globe, CVCI manages over $3.5 billion in equity investments and committed capital in Asia, Central and Eastern Europe, and Latin America.  CVCI investment professionals have extensive experience in private equity investing with industry expertise including IT Services, Business Services Outsourcing, Retailing, Pharmaceuticals, Telecom, Renewable Energy, and Financial Services.

More information on CVCI can be found at https://www.citigroupai.com/cvci_overview.htm.

17.       What other companies does CVCI have in their portfolio?

Their investments include a broad range of companies in growth sectors including:

•              Americas: RMS, La Curacao, Permolex, CDX, Juegos Electronics S.A., Sal de America

•              Emerging Europe: iki, National Logistics, Turk Telecom, Sanitas Jelfaa

•              Asia: Suzlon, Lupin, Credit Orienwise, Camelot, Polaris Software Labs Ltd. and Spentex.

18.       What is a private equity firm?

A private equity firm raises private capital from institutions and other investors and invests that capital in both public and private companies across all industries.  They can own either a portion of the company or the entire company.  When they make an investment, private equity firms typically finance a portion of the purchase price through debt.

19.       What are closing conditions?

Closing conditions are provisions in a merger agreement that must be satisfied before a transaction can be completed.  Common conditions include regulatory or antitrust approvals, stockholder approvals, and other more technical or operations requirements relating to the company’s business or financial performance.

20.       When do you expect this transaction to close?

We currently anticipate the transaction to be completed during the Second Quarter of 2007.

21.       Will there be layoffs?

We do not expect this acquisition to result in significant reductions to our core workforce.  Caritor/CVCI is making an investment in our Company, and we believe it is in their best interest for the Company to continue having the right people with the right skills to deliver value to clients, and to grow and prosper.

22.       What will happen to management?

The existing Keane and Caritor leadership teams will be integrated to create the leadership team of the combined entity.  The leadership and operational structure for the merged company will be defined over the coming months.  Keane and Caritor bring complimentary strengths to the relationship, so it is expected that the extended leadership team will include representation from both companies.

23.       Will our Board of Directors change?

Yes.  Our current Board of Directors will no longer exist after the transaction closes.  We will still have a Board of Directors, but it will be chosen by Caritor/CVCI.

24.       Will benefits (Medical, Dental, 401k, STD, LTD, etc.) change?

Under the terms of the merger agreement, Caritor has agreed to offer benefits on no less favorable terms than existing benefits.  After that, benefit plans will be reviewed regularly, just as Keane has reviewed its benefits plans.

25.       How will this transaction impact my salary and bonus/commission plan?

The transaction should not have any negative impact on your current salary, bonus, or commission plan.  We expect that these plans will remain consistent with past practices of the Company during the period prior to the completion of the transaction.  More information will be available in the Proxy Statement.

26.       Will there be changes to my stock options and restricted stock?

There will be no change to any of the provisions of outstanding stock options or restricted stock until the acquisition is completed.  At the time of the merger, the vesting of all options and restricted stock will be fully accelerated and any options that remain outstanding following the closing will be “cashed out” for an amount equal to the amount (if any) by which $14.30 exceeds the option exercise price per share, times the number of shares subject to the option.

27.       What if someone asks me questions about the transaction?

For legal reasons, only Company designated representatives are authorized to provide information about these transactions.  Please refer any inquiries you receive to Veronica Kido at 617-517-1390 or Larry Vale at 617-517-1290.

28.       What if I have additional questions?

Employees can submit questions through the Keane Direct Line on the myKeane portal.  In an effort to keep employees updated, we will also post responses to frequently asked questions on the portal.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Keane plans to file with the SEC and mail to its stockholders a Proxy Statement in connection with the transaction.  The Proxy Statement will contain important information about Keane, the merger and related matters.  Investors and security holders are urged to read the Proxy Statement carefully when it is available.

Investors and security holders will be able to obtain free copies of the Proxy Statement and other documents filed with the SEC by Keane through the web site maintained by the SEC at www.sec.gov.

In addition, investors and security holders will be able to obtain free copies of the Proxy Statement from Keane by contacting Larry Vale, VP Investor Relations.

Keane, and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from Keane’s stockholders with respect to the transactions contemplated by the merger agreement.  Information regarding Keane’s directors and executive officers is contained in Keane’s Annual Report on Form 10-K for the year ended December 31, 2005 and its Proxy Statement dated April 6, 2006 for its Annual Meeting of Stockholders, which are filed with the SEC, as well as Keane’s Current Reports on Form 8-K filed with the SEC on January 1, 2006, March 29, 2006, June 23, 2006, October 23, 2006, and January 25, 2007.  As of January 31, 2007, Keane’s directors and executive officers beneficially owned (as calculated in accordance with SEC Rule 13d-3) approximately 11.6 million shares, or 19 percent, of Keane’s common stock. You can obtain free copies of these documents from Keane using the contact information set forth above.  Additional information regarding interests of such participants will be included in the Proxy Statement that will be filed with the SEC and available free of charge as indicated above.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Statements in this document, regarding the proposed transaction between Keane and Caritor, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined company, and any other statements about Keane or Caritor managements’ future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Any statements that are not statements of historical fact (including statements preceded by words such as “believes,” “expects,” “anticipates,” “intends,” “will,” “may,” “should,” or similar expressions) should also be considered to be forward-looking statements.  These forward-looking statements are subject to risks and uncertainties that may cause actual future experience and results to differ materially from those discussed in these forward-looking statements.  Important factors that might cause such a difference include, but are not limited to, the ability of Keane to obtain stockholder approval of the merger; the possibility that the merger will not close or that the closing will be delayed; the challenges and costs of integrating the operations and personnel of Keane; and other events and factors disclosed previously and from time to time in Caritor’s and Keane’s filings with the Securities and Exchange Commission, including Keane’s Annual Report on Form 10-K for the year ended December 31, 2005.  Caritor and Keane disclaim any obligation to update any forward-looking statements after the date of this document.